UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __ No x

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __ No x

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2018

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Pierre Dulin

Name:	Pierre Dulin
Title:	General Manager

BLADEX ANNOUNCES ANNUAL SHAREHOLDERS’ MEETING RESULTS

Panama City, Republic of Panama, April 13, 2018 - Banco Latinoamericano de Comercio Exterior, S.A. (Bladex) (NYSE: BLX), announces that at the Annual Meeting of Shareholders held on April 11, 2018, in Panama City, Panama, shareholders:

1.	Approved the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2017.

2.	Ratified the appointment of KPMG as the Bank’s new independent registered public accounting firm for the fiscal year ending December 31, 2018.

3.	Re-elected Mr. Gonzalo Menéndez Duque as Director representing All Classes of shares of the Bank’s common stock, and Mr. Miguel Heras Castro as Director representing Class “E” shares of the Bank’s common stock.

4.	Elected Mr. Gabriel Tolchinsky as Director representing All Classes of shares of the Bank’s common stock, to replace Mr. Rubens V. Amaral Jr.

5.	Approved, on an advisory basis, the compensation of the Bank’s executive officers.

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, initiated operations in 1979 to promote foreign trade finance and economic integration in the Region.

The Bank, headquartered in Panama, also counts with offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

For further information, please access Bladex’s website at www.bladex.com or contact:

Monica Cosulich – VP, Finance and Investor Relations

E-mail address: ir@bladex.com. Tel.: +(507) 210-8563

Head Office Address: Torre V, Business Park, Avenida La Rotonda, Urb. Cosa del Este,

Panama, Republic of Panama